September 27, 2005

Mail Stop 5461

<u>VIA U.S. MAIL AND FAX (602) 267-7400</u>

Mr. William H. Whitmore, Jr.
Chief Executive Officer
MediaMax Technology Corporation
668 N. 44th Street, Suite 233
Phoenix, AZ 85008

        Re: MediaMax Technology Corporation
                Form 10-KSB/A for the year ended December 31, 2004
                Filed September 20, 2005
                File No. 0-31079

Dear Mr. Whitmore:

       We have completed our review of your Form 10-K and do not, at this time, have any further comments.

                        Sincerely,

                        Daniel L. Gordon
                        Branch Chief